FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2004

Commission File Number 3337776

TV Azteca, S.A. de C.V.

(Translation of registrant’s name into English)

Periférico Sur, No. 4121, Col. Fuentes del Pedregal, 14141 México D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

    Form 20-F  [X]        Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  [    ]        No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TV Azteca, S.A. de C.V.
(Registrant)

Date: September 13, 2004
	By:	/S/ OTHÓN FRIAS CALDERÓN
	Name:	Othón Frías Calderón
	Title:	Attorney-in-fact

TV AZTECA DEFINES ROAD MAP FOR DIGITAL TRANSMISSIONS

—First Television Company in Mexico with Plan for

Broadcast Site Upgrades—

FOR IMMEDIATE RELEASE

Mexico City, September 13, 2004—TV Azteca, S.A. de C.V. (NYSE: TZA; BMV: TVAZTCA), one of the two largest producers of Spanish language television programming in the world, presented today its strategy to gradually upgrade its analogue broadcasting stations throughout Mexico into digital transmission sites.

TV Azteca committed before the Mexican Communications and Transport Ministry (SCT) to adopt technological standards for over-the-air digital television under its licenses, recently renewed. Pursuant to its commitment the company will upgrade the 555 over-the-air transmitters of its networks’ signal throughout Mexico, on a progressive basis, to allow for digital retransmission into the television households reached by TV Azteca. The company currently beams digital broadcast signal via satellite to its distribution sites in Mexico, and the new strategy will enable TV Azteca to bring the digital signal into its viewers’ homes.

The project, approved by the SCT, entails completing digital transmission nationwide by 2021. The schedule for the plan starts with nine of the most important Mexican markets, including Mexico City, Guadalajara, Monterrey, and some major border urban areas, which altogether represent 33 million people. The first set of cities is expected to be upgraded by 2009.

The company noted that its decision to pioneer digital transmission in Mexico reflects TV Azteca’s interest to replicate domestically a worldwide trend of improving viewing quality through higher signal definition standards. The company expects that, given its gradual nature, the digital plan does not have any material impact on TV Azteca’s annual capex for any given year going forward.

Company Profile

TV Azteca is one of the two largest producers of Spanish language television programming in the world, operating two national television networks in Mexico, Azteca 13 and Azteca 7, through more than 300 owned and operated stations across the country. TV Azteca affiliates include Azteca America Network, a new broadcast television network focused on the rapidly growing US Hispanic market, and Todito.com, an Internet portal for North American Spanish speakers.

Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect TV Azteca are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

Investor Relations:

Bruno Rangel	Omar Avila
5255 3099 9167 jrangelk@tvazteca.com.mx	5255 3099 0041 oavila@tvazteca.com.mx

Media Relations:

Tristán Canales	Daniel McCosh
5255 3099 5786 tcanales@tvazteca.com.mx	5255 3099 0059 dmccosh@tvazteca.com.mx